UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2015 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Contents

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein and the GAAP financial statements contained in such document are incorporated by reference into the registrant's Registration Statements on Form F-3 (Registration No. 333-195794) and Form S-8 (Registration Nos. 333-203641, 333-193145, 333-192376, 333-188714, 333-171781, 333-152010 and 333-133968).

Exhibit 1:	Press Release: Perion Reports Third Quarter 2015 Results - Revenue $52.6 Million, Adjusted EBITDA $9.9 Million, dated November 3, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

	By:	/s/ Limor Gershoni Levy
Name: Limor Gershoni Levy
Title: Corporate Secretary & General Counsel
Date: November 3, 2015

Exhibit Index

Exhibit 1:	Press Release: Perion Reports Third Quarter 2015 Results - Revenue $52.6 Million, Adjusted EBITDA $9.9 Million, dated November 3, 2015.